OPPORTUNITY INVESTMENT FUND I, LLC

November 25, 2009

VIA FED EX OVERNIGHT AND
EDGAR CORRESPONDENCE

Perry J. Hindin, Esq. Special Counsel Office of Mergers & Acquisitions Securities and Exchange Commission Mail Stop 3628 100 F Street, N.E. Washington, D.C. 20549

Re:	Opportunity Investment Fund I, LLC Schedule TO-T Filed November 16, 2009 File No. 005-80150

Dear Mr. Hindin:

This letter responds to your comments relating to a Schedule TO filed by Opportunity Investment Fund I, LLC (the “Company”) on November 16, 2009.  In connection with the Schedule TO, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely yours, Opportunity Investment Fund I, LLC

/s/ Harold Hofer
Harold Hofer Authorized Signatory